CUSIP NO. 39115R 10 0                                          Page 1 of 8 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. ___)1


                           Great Pee Dee Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   39115R 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Herbert W. Watts
                                515 Market Street
                          Cheraw, South Carolina 29520
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                 January 7, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Note. Six copies of this statement, including all exhibits, should be filed with the Office. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39115R 10 0                                          Page 2 of 8 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Herbert W. Watts
                  ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|
                                                                       (b)   |_|
3        SEC USE ONLY


4        SOURCE OF FUNDS
                   OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

        NUMBER OF          7       SOLE VOTING POWER
          SHARES                      118,313
       BENEFICIALLY
         OWNED BY          8       SHARED VOTING POWER
           EACH                       2,200
        REPORTING
       PERSON WITH         9       SOLE DISPOSITIVE POWER
                                      118,313

                           10      SHARED DISPOSITIVE POWER
                                      2,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  120,513

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.4%

14       TYPE OF REPORTING PERSON
                  IN

=======  =================

CUSIP NO. 39115R 10 0                                          Page 3 of 8 Pages



Item 1.           Security and Issuer

         State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Great Pee Dee Bancorp, Inc. ("Issuer"). The address of the principal executive office of the Issuer is 515 Market Street, Cheraw, South Carolina 29520.

Item 2.           Identity and Background

         If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

         (a)      Name:

                  Herbert W. Watts

         (b)      Residence or Principal Address:

                  515 Market Street
                  Cheraw, South Carolina  29520

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  President, Chief Executive Officer and Director
                  Great Pee Dee Bancorp, Inc.
                  515 Market Street
                  Cheraw, South Carolina  29520

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                  Mr. Watts has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a

CUSIP NO. 39115R 10 0                                          Page 4 of 8 Pages



                  result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

                  Mr. Watts has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship.

                   Mr. Watts is a U.S. citizen.

Item 3.           Source and Amount of Funds or Other Consideration

         State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and filed such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

         As of the date hereof, Mr. Watts is deemed to beneficially own 120,513 shares of the Issuer's Common Stock, or approximately 6.4% of the outstanding shares of Common Stock; including presently exercisable (but unexercised) stock options as to 60,538 shares pursuant to the Issuer's Stock Option Plan, 2,200 shares owned by his wife, 14,651 shares allocated to his account under the Issuer's Employee Stock Ownership Plan, 16,013 shares granted to him under the Issuer's Recognition and Retention Plan, 5,060 shares held in trust, 1,351 shares granted to him by a non-qualified deferred compensation plan and 5,586 shares held in an individual retirement account.

         Mr. Watts has purchased 15,094 shares.

         Under the Stock Option Plan, Mr. Watts' options are exercisable at an exercise price of $10.91 per share.

         The approximate cost of the 15,094 shares purchased by Mr. Watts was $9.09 per share. The funds used by Mr. Watts to purchase these shares came from his personal funds.

CUSIP NO. 39115R 10 0                                          Page 5 of 8 Pages



         All share and price per share information has been revised to reflect a 10% stock dividend that was paid on November 9, 2001.

Item 4.           Purpose of the Transaction

         State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         Mr. Watts purchased the shares of the Issuer's common stock for investment purposes only, and has no plans or proposals, in his capacity as owner of shares of Issuer's Common Stock, which relate to the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                  None.

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  None.

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  None.

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  None.

         (e) Any material change in the present capitalization or dividend policy of the issuer;

                  None.

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  None.

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

CUSIP NO. 39115R 10 0                                          Page 6 of 8 Pages



                  None.

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  None.

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  None.

         (j)      Any action similar to any of those enumerated above.

                  None.

Item 5.           Interest in Securities of the Issuer

         (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

                  As of the date hereof, Mr. Watts is deemed to beneficially own 120,513 shares of the Issuer's Common Stock, which includes presently exercisable (but unexercised) stock options as to 60,538 shares pursuant to the Issuer's Stock Option Plan, 2,200 shares owned by his wife, 14,651 shares allocated to his account under the Issuer's Employee Stock Ownership Plan, 16,013 shares granted to him under the Issuer's Recognition and Retention Plan, 5,060 shares held in trust, 1,351 shares granted to him by a non-qualified deferred compensation plan, 15,094 shares owned directly by Mr. Watts and 5,586 shares held in an individual retirement account. The shares deemed beneficially owned by Mr. Watts constitute or approximately 6.4% of the total number of shares of Common Stock outstanding.

         (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

CUSIP NO. 39115R 10 0                                          Page 7 of 8 Pages



                  See paragraph (a).

         (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (ss..13d- 191), whichever is less, by the persons named in response to paragraph (a).

                  None.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

         None, except as described in Items 2 and 5.

Item 7.           Material to Be Filed as Exhibits

         The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) ss.240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

         None.

CUSIP NO. 39115R 10 0                                          Page 8 of 8 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 22, 2002                              /s/ Herbert W. Watts
                                                 -------------------------------
                                                 Herbert W. Watts